UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 28 September 2007

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Dealings in securities by the company secretary of Sasol Limited and directors of a major subsidiary of Sasol Limited during September 2007:

1. 13 September
2. 14 September
3. 18 September
4. 19 September
5. 20 September
6. 21 September
7. 21 September
8. 25 September
9. 28 September

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in
securities of Sasol Limited ("the Company") by directors of a major
subsidiary of the Company:

Name	A de Klerk
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	12 September 2007
Option offer date	30 August 2000
Option offer price	R54,00
Exercise date	10 December 2002
Exercise price	R94,80
Selling price per share	R291,63
Number of shares	5 000
Total value	R1 458 150
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	C P Buys
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	12 September 2007
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	28 October 1998
Exercise price	R27,60
Selling price per share	R296,00
Number of shares	2 100
Total value	R621 600
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	C P Buys
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	12 September 2007
Option offer date	20 April 2000
Option offer price	R38,05
Exercise date	5 May 2000
Exercise price	R41,10
Selling price per share	R296,00
Number of shares	1 900
Total value	R562 400
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	C P Buys
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	12 September 2007
Option offer date	30 August 2000
Option offer price	R54,00
Exercise date	12 September 2000
Exercise price	R55,00
Selling price per share	R295,00
Number of shares	3 200
Total value	R944 000
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	C P Buys
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	12 September 2007
Option offer date	5 September 2001
Option offer price	R78,70
Exercise date	6 September 2001
Exercise price	R82,90
Selling price per share	R295,00
Number of shares	8 500
Total value	R2 507 500
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	C P Buys
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	12 September 2007
Option offer date	10 September 2003
Option offer price	R89,50
Exercise date	17 September 2003
Exercise price	R90,40
Selling price per share	R295,00
Number of shares	1 400
Total value	R413 000
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

13 September 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities
of Sasol Limited ("the Company") by a director of a major subsidiary of
the Company:

Name	R van Rooyen
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	13 September 2007
Option offer date	10 September 2002
Option offer price	R117,00
Exercise date	28 April 2005
Exercise price	R141,00
Number of shares	3 100
Exercise date	20 September 2005
Exercise price	R223,00
Number of shares	9 300
Selling price per share	R295,01
Total number of shares	12 400
Total value	R3 658 124
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

14 September 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in
securities of Sasol Limited ("the Company") by a director of a major
subsidiary of the Company:

1. Name   P B de Wet
   Office held   Director of Sasol
                                               Synfuels (Pty) Limited
   Company   Sasol Limited
   Date transaction effected   18 September 2007
   Option offer date   16 January 2001
   Option offer price   R54,10
   Exercise date   22 January 2001
   Exercise price   R53,00
   Number of shares   4 100
   Total value   R221 810
   Class of shares   Ordinary no par value
   Nature of transaction   purchase of shares
                                               pursuant to
                                               implementation of
                                               options
   Nature and extent of Director's interest   Direct beneficial
   Clearance given in terms of paragraph 3.66 Yes

2. Name   P B de Wet
   Office held   Director of Sasol
                                               Synfuels (Pty) Limited
   Company   Sasol Limited
   Date transaction effected   18 September 2007
   Option offer date   17 October 2003
   Option offer price   R90,00
   Exercise date   28 October 2003
   Exercise price   R89,05
   Number of shares   2 600
   Total value   R234 000
   Class of shares   Ordinary no par value
   Nature of transaction   purchase of shares
                                               pursuant to
                                               implementation of
                                               options
   Nature and extent of Director's interest   Direct beneficial
   Clearance given in terms of paragraph 3.66 Yes

18 September 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities
of Sasol Limited ("the Company") by a director of a major subsidiary of
the Company:

Name	H Wenhold
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	18 September 2007
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	30 October 1998
Exercise price	R27,45
Number of shares	1 900
Total value	R580 469
Class of shares	Ordinary no par value
Nature of transaction	sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

19 September 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities
of Sasol Limited ("the Company") by a director of a major subsidiary of
the Company:

Name	A de Klerk
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	19 September 2007
Option offer date	30 August 2000
Option offer price	R54,00
Exercise date	10 December 2002
Exercise price	R94,30
Number of shares	5 000
Selling price per share	R318,00
Total value	R1 590 000
Class of shares	Ordinary no par value
Nature of transaction	sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

20 September 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities
of Sasol Limited ("the Company") by a director of a major subsidiary of
the Company:

Name	A de Klerk
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	21 September 2007
Option offer date	05 September 2001
Option offer price	R78,70
Exercise date	19 September 2001
Exercise price	R76,50
Number of shares	10 000
Selling price per share	R326,00
Total value	R3 260 000
Class of shares	Ordinary no par value
Nature of transaction	sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

21 September 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in
securities of Sasol Limited ("the Company") by a director of a major
subsidiary of the Company:

1. Name   R van Rooyen
   Office held   Director of Sasol
                                               Synfuels (Pty) Limited
   Company   Sasol Limited
   Date transaction effected   20 September 2007
   Option offer date   11 June 2001
   Option offer price   R76,70
   Exercise date   18 September 2001
   Exercise price   R79,00
   Number of shares   9 600
   Total value   R736 320
   Class of shares   Ordinary no par value
   Nature of transaction   purchase of shares
                                               pursuant to
                                               implementation of
                                               options
   Nature and extent of Director's interest   Direct beneficial
   Clearance given in terms of paragraph 3.66 Yes

2. Name   R van Rooyen
   Office held   Director of Sasol
                                               Synfuels (Pty) Limited
   Company   Sasol Limited
   Date transaction effected   20 September 2007
   Option offer date   09 September 2004
   Option offer price   R111,20
   Exercise date   23 September 2004
   Exercise price   R122,61
   Number of shares   5 500
   Selling price per share   R325,26
   Total value   R1 788 930
   Class of shares   Ordinary no par value
   Nature of transaction   sale of shares
                                               pursuant to
                                               implementation of
                                               options
   Nature and extent of Director's interest   Direct beneficial
   Clearance given in terms of paragraph 3.66 Yes

21 September 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY THE COMPANY SECRETARY OF THE COMPANY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities
of Sasol Limited ("the Company") by the company secretary of the
Company:

Name	N L Joubert
Office held	Company secretary
Company	Sasol Limited
Date transaction effected	21 September 2007
Option offer date	05 September 2001
Option offer price	R78,70
Exercise date	21 September 2007
Exercise price	R316,00
Number of shares	7 400
Selling price per share	R324,00
Total value	R2 397 600
Class of shares	Ordinary no par value
Nature of transaction	sale of shares pursuant to implementation of options
Nature and extent of Company secretary's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

25 September 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities
of Sasol Limited ("the Company") by a director of a major subsidiary of
the Company:

1. Name	H C Brand
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	27 September 2007
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	28 October 1998
Exercise price	R27,60
Number of shares	1 100
Total value	R27 610
Class of shares	Ordinary no par value
Nature of transaction	purchase of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

28 September 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 September 2007

By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary